

VIA FACSIMILE AND U.S. MAIL

August 13, 2009

Russell Greenberg
Chief Financial Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10176

      RE: Inter Parfums, Inc.
              Form 10-K & 10-K/A for Fiscal Year Ended December 31, 2008
              Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and
              June 30, 2009
              File No. 0-16469

Dear Mr. Greenberg:

     We have reviewed your response letter dated July 23, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 29

Discussion of Critical Accounting Policies – Equipment and Other Long-Lived Assets,
page 34

2. We have read your response to comment two from our letter dated June 17, 2009.
    To the extent you gather and analyze information regarding the risks of
    recoverability of your assets, such information may be required to be disclosed if
    it would be material and useful to investors. We believe that it is important to
    provide investors with information to help them evaluate the current assumptions
    underlying your impairment assessment relative to your current market conditions
    and your peers to enable them to attempt to assess the likelihood of potential
    future impairments. We believe that detailed rather than general disclosures
    regarding these risks and exposures would provide investors with the appropriate
    information to make this evaluation. Item 303 of Regulation S-K requires
    MD&A disclosure of material uncertainties unless management has concluded
    that the uncertainty is not reasonably likely to materially impact future operating
    results. This could include uncertainties regarding the recoverability of recorded
    assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the Financial
    Reporting Codification. Also, Section 216 of the Financial Reporting
    Codification states that "registrants have an obligation to forewarn public
    investors of the deteriorating conditions which, unless reversed, may result in a
    subsequent write-off. This includes an obligation to provide information
    regarding the magnitude of exposure to loss." Furthermore, please refer to the
    guidance in Section 501.14 regarding critical accounting estimate disclosures.

    As previously requested, please enhance your disclosures accordingly to provide
    the following:
    •   Please disclose what types of events and circumstances indicate impairment of
        long-lived assets, and how frequently you evaluate for these types of events
        and circumstances;
    •   Please expand your discussion to quantify the significant estimates and
        assumptions used to determine estimated future cash flows and fair value.
        Please disclose how you determine the applicable risk adjusted discount rate,
        future sales levels and terminal values used in your discounted cash flow
        projections;
    •   Provide a sensitivity analysis of those assumptions based upon reasonably
        likely changes using reasonably likely assumptions;
    •   In light of your continued decline in the Nickel brand product sales through
        June 30, 2009, address how your underlying assumptions changed.
        Specifically address why it is appropriate to continue to look to 2007 and
        2008 actual sales in light of the continued deterioration of product sales; and
    •   With regards to the residual value of the Lanvin brand names and trademarks,
        you indicate that residual value is determined by reference to appropriate sales

multiple of recent transactions in the beauty care industry. Please provide a more robust discussion so that a reader understands the underlying assumptions you have used to determine the Lanvin brand names and trademark's residual value.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief